King & Spalding LLP
601 S. California Avenue, Suite 100
Palo Alto, CA 94304
Main: (650) 422-6700
Fax: (650) 422-6800

Laura I. Bushnell
Direct Dial: (650) 422-6713
Direct Fax: (650) 422-6800
lbushnell@kslaw.com

March 17, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Nivalis Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted February 13, 2015

CIK No. 0001626199

Dear Mr. Riedler:

On behalf of Nivalis Therapeutics, Inc. (the “Company”), we are transmitting via EDGAR with this letter for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Confidential Draft Submission No. 2 (“Submission No. 2”) of the Draft Registration Statement on Form S-1 (the “Registration Statement”), together with the exhibits thereto.  We are responding to the Staff’s comments contained in its letter dated March 12, 2015.  For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Table of Contents

1.              We note your statements on the bottom of the Table of Contents page that your internal research “has not been verified by any independent source.” Please remove this statement from your registration statement as it acts as an inappropriate disclaimer on the accuracy of the information provided in this prospectus.

Response:  In response to the Staff’s comment, the Company has removed this statement at the bottom of the Table of Contents.

Prospectus Summary, page 1

2.              Please revise your disclosure to explain the meaning or significance of the following terms at their first use in the prospectus:

•                                          S-nitrosoglutathione, or GSNO

•                                          GSNO reductase, or GSNOR

•                                          chaperone proteins

•                                          correctors

•                                          potentiators

•                                          co-formulated

•                                          non-formulated

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the prospectus summary to explain the meaning and significance of “S-nitrosoglutathione, or GSNO,” “GSNO reductase, or GSNOR” and “chaperone proteins.” In addition, the Company has revised its disclosure on page 3 of the prospectus summary to explain the meaning of “correctors” and “potentiators.” Further, the Company has revised its disclosure on page 1 of the prospectus summary to explain the meaning of “co-formulated” and page 3 of the prospectus summary to explain the meaning of “non-formulated.”

3.              Please revise your disclosure in the prospectus summary to discuss the current regulatory status of lumacaftor/ivacaftor at your reference to these products. In addition, please explain what the PDUFA date refers to with respect to the timing of FDA approval. Please also address the possibility that the FDA may determine not to approve lumacaftor/ivacaftor at the time of the PDUFA date.

Response:  In response to the Staff’s comment, the Company has revised page 1 of the prospectus summary where lumacaftor/ivacaftor is first referenced to address the current regulatory status of lumacaftor/ivacaftor, to explain what the PDUFA date refers to with respect to the timing of FDA approval and to address the possibility that the FDA may determine not to approve lumacaftor/ivacaftor at the time of the PDUFA date.

Our Risks, page 3

4.              Please expand the bulleted list to discuss the unique risks and challenges related to the your reliance on lumacaftor/ivacaftor to advance your primary product candidate including:

•                                          the risk that Vertex is unable to, or decides not to, obtain approval or proceed with its commercial launch of lumacaftor/ivacaftor;

•                                          the risks posed by the lack of any agreements with Vertex regarding the use of lumacaftor/ivacaftor in the development of N91115;

•                                          the potential availability or lack thereof of patients treated with lumacaftor/ivacaftor available for Phase 2 clinical trials of N91115

Response:  In response to the Staff’s comment, the Company has revised its disclosure by adding bullets to the bulleted list on page 4 of the prospectus summary to discuss these additional risks.

Risk Factors

“N91115 or any other potential product candidate may cause adverse events…,” page 21

5.              We note your risk factor disclosure that undesirable adverse events caused by N91115 or any other potential product candidate could cause you or regulatory authorities to interrupt, delay, halt or terminate clinical trials. In the Business section of your prospectus please identify whether any subjects in your trials have experienced severe adverse events in connection with administration of N911115 in your clinical trials.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Business section on page 98 of Submission No. 2 to include a statement that no severe or serious adverse events were observed in our trials.

Research and Development Expense, page 68

6.              Please revise the table on page 69 to further breakout total personnel and other expenses by the types of costs included thereto (i.e. personnel-related costs, consulting, travel, lab supplies, depreciation, stock-based compensation, and miscellaneous expenses).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Submission No. 2 to further breakout total personnel and other expenses by the types of costs. The remaining undefined categories for other costs include travel, lab and office supplies, business insurance and other miscellaneous expenses, none of which exceed $250,000 on an individual basis and are deemed immaterial by the Company for separate disclosure as these individual terms would not be meaningful to a user of the disclosures.

Valuation of Our Common Stock, page 80

7.              Please disclose the method you used in determine the fair value of your common stock (i.e. market approach, income approach, or asset-based approach).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Submission No. 2 to disclose that the market approach was used in determining the fair value of our common stock.

8.              Please provide us a table that details the terms of all equity issuances, including options,

warrants, ordinary shares, preferred shares, and convertible instruments subsequent to September 30, 2014. The terms should include the number of ordinary shares underlying the instrument, ordinary share fair value on the grant date, and exercise price.

Response:  In response to the Staff’s comment, the Company hereby submits the requested table of all equity issuances subsequent to September 30, 2014. For purposes of this table, ordinary shares are shares of the Company’s common stock and the ordinary share value is the value per share of common stock on the issuance date based on the most recent valuation performed as of the issuance date. These valuations of common stock and the associated key inputs and assumptions are further described on page 78 of Submission No. 2.

		Number of	Number of	Ordinary Share
	Issuance	Securities	Underlying	Value	Conversion/Exercise
Securities	Date	Issued	Ordinary Shares	on Issuance Date	Price
Common Stock (1)	11/5/2014	1,979	1,979	$1.55 per share	N/A
Series 2 Preferred Stock	11/19/2014	10,814,906	10,814,906	$1.55 per share	$2.85 per share (2)
Series 2 Preferred Stock	12/23/2014	350,877	350,877	$1.54 per share	$2.85 per share (2)
Stock Options	2/10/2015	3,487,850	3,487,850	$1.54 per share	$1.58 per share

(1) - Common Stock issued upon exercise of stock options at $1.16 per share.

(2) - The price reflected in the table for Series 2 Preferred Stock is the conversion price to common stock

9.              We may have additional comments on your accounting for equity issuances including stock compensation, underwriter and preferred stock warrant liability, and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the difference between recent valuations of your common stock leading up to the IPO and estimated offering price.

Response:  The Company acknowledges the Staff’s comment with respect to the requested discussion of each significant factor contributing to differences that may exist between the last valuation of common stock performed and the estimated IPO price and will disclose the information requested by the Staff when the estimated offering price range is determined.

Business, page 89

10.       Please disclose, where applicable in your business section, when an investigational new drug application (“IND”) was filed for the commencement of clinical trials for N91115.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Business section on page 90 of Submission No. 2 to add this information.

Ussing Chamber Experiments in Homozygous F508del CFTR HBE Cell, page 99

11.       We note your disclosure that the addition of N91115 to lumacaftor and ivacaftor resulted in statistically significant, 1.7 times increase in AUC compared to lumacaftor and ivacaftor and ivacaftor alone, with a p value of 0.003. Please define the term “statistically significant” and explain what a “p value” indicates about the significance of your results.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Submission No. 2 to explain and define these terms where they first appear.

Other Comments

12.       Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:  The Company acknowledges the Staff’s comment and has included substantially all of the remaining exhibits with Submission No. 2. The Company undertakes to provide any remaining exhibits required as soon as such exhibits are available.

13.       Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we have added new graphics to page 101 of Submission No. 2 and that, after this inclusion, we do not expect to add any additional graphics.

14.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

*  *  *  *

If we can be of any assistance in explaining these responses or the changes in Submission No. 2, please let us know.  Please contact me with any questions or comments at (650) 422-6700.

Very truly yours,

/s/ Laura I. Bushnell

Laura I. Bushnell

cc:                                Sharon Blume, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Jon Congleton, Nivalis Therapeutics, Inc.

R. Michael Carruthers, Nivalis Therapeutics, Inc.

Michael Maline, Goodwin Procter LLP

Robert Puopolo, Goodwin Procter LLP

James Wilson, Ernst & Young

Keith M. Townsend, King & Spalding LLP

Markus Bauman, King & Spalding LLP